UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1
Information Statement
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SALTY'S WAREHOUSE, INC.
(Exact name of registrant as specified in its corporate charter)

Commission File No. 333-130707

Florida	65-0855736
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1088 South Pudong Road, Suite 1202, Pudong New Area, Shanghai,China	200120
(Address of principal executive offices)	(Zip Code)

(021) 6888 0708
Registrant's telephone number

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about December 14, 2006, by Salty's Warehouse, Inc. (the "Company"), to the holders of record of shares of common stock, no par value per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of one new members to the Company's Board of Directors.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

On December 11, 2006, Owners of an aggregate of 22,450,000 shares of common stock, of Salty's Warehouse, Inc. (the "Company"); sold in a private transaction all of the shares held by them to a group of approximately 54 purchasers for a total sales price of $800,000 originated from the purchasing group (the "Sale").

As a result of this transaction, Mr. Guy Peckham has acquired 14,077,229 common shares representing 62.7% of the total issued and outstanding common shares.

Previously, Earl T. Shannon and Steven W. Hudson were "promoters" of Salty's Warehouse as defined by the Securities and Exchange Commission ("SEC"). Earl T. Shannon and Steven W. Hudson each owned 5,250,000 shares of common stock of Salty's Warehouse for a total of 10,500,000 shares which represented in the aggregate 57% of the issued and outstanding stock.

Earl T. Shannon, Steven W. Hudson, and Scott W. Bodenweber have agreed that 300,000 options issued on July 01, 2004 shall be cancelled as part of the transaction, leaving no remaining options outstanding.

As agreed between the shareholder groups, Mr. Peckham will replace Messrs. Shannon, Hudson and Bodenweber on the Board of Directors of the Company. Mr. Peckham will be the sole board member and officer of Salty's Warehouse Mr. Peckham's appointment as the sole director is effective ten days after this Schedule 14f-1 is delivered to our shareholders.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new director.

The information contained in this Information Statement concerning Mr. Peckham has been furnished to the Company by him. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

The common stock is the only class of voting securities of the Company outstanding. As of December 11, 2006, there were 22,450,000 shares outstanding and entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Sale, by:

- each person known to beneficially own more than five percent (5%) of the Common Stock;
- each officer and director of the Company (including proposed directors); and
- all directors and executive officers as a group.

Security Ownership of Incoming Officers and Directors

Title of Class	Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Common Stock	Guy Peckham President, CEO, Director 6203 Lakeview Dr. Calgary, Alberta Canada	14,077,299 shares	62.7%
Common Stock	All directors and named executive officers as a group (One person)	14,077,299 shares	62.7%

Directors and Executive Officers

The following sets forth the name, age and positions, of the Company's officers and directors prior to the Transfer and Sale. Also set forth below is information as to the principal occupation and background for such persons.

Name	Age	Position
Earl T. Shannon	38	President, Secretary, Director
Steven W. Hudson	36	Vice President, Director
Scott W. Bodenweber	35	Chief Financial Officer, Director

Earl T. Shannon, President, Secretary, Director.
Mr. Shannon was an officer and director of Salty's Warehouse since its inception.
Mr. Shannon was an officer and director of Nucotec, Inc. from its inception on October 8, 2001 through its sale on March 19, 2004. Additionally, Mr. Shannon was an officer and director of PageActive Holdings, Inc. from June 8, 1999 to July 11, 2001, during which time PageActive Holdings, Inc. was a "blank check company"- a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies.(1) From January 1997 and continuing through the present, Mr. Shannon has been the President of Winthrop Venture Management, Inc., an investment management company based in Fort Lauderdale, Florida. Winthrop Venture Management, Inc. is also the General Partner of the Winthrop Venture Fund, Ltd., a private investment fund.

Steven W. Hudson, Vice President, Director.
Mr. Hudson was Vice President of Salty's Warehouse since March 15, 1999 and a director since April 20, 2004. Mr. Hudson was an officer and director of Nucotec, Inc. from its inception on October 8, 2001 through its sale on March 19, 2004. Additionally, Mr. Hudson has served as President and CEO of International Yacht Construction since May 1999. International Yacht Construction specializes in new construction, brokerage, charter, crew placement and yacht management for vessels 80 feet long and over. Since June 1997, Mr. Hudson also has served as President and CEO of Hudson Capital Group, a private investment firm. From August 1995 through May 1999, Mr. Hudson served as Division Vice President for Republic Services, Inc., a leading provider of environmental services for commercial, industrial, municipal and residential customers. From September 1991 through August 1995, Mr. Hudson held various positions with Hudson Management Corp, a holding company for several solid waste services companies located in Florida. Mr. Hudson graduated from Southern Methodist University with a Bachelor of Arts degree in Business Economics.

Scott W. Bodenweber, Chief Financial Officer, Director.
Mr. Bodenweber was the Chief Financial Officer and a director of Salty's Warehouse since April 20, 2004. Mr. Bodenweber was an officer and director of Nucotec, Inc. from its inception on October 8, 2001 through its sale on March 19, 2004. From June 1997 and continuing through the present, Mr. Bodenweber has been the Controller of Hudson Capital Group, an investment firm in Fort Lauderdale, FL. From February 1995 through May 1997, he was employed with Keefe, McCullough & Co., a CPA firm in Ft. Lauderdale, Florida. Mr. Bodenweber graduated from Florida State University in 1994 with Bachelor of Science Degrees in both Accounting and Finance. He is a licensed Certified Public Accountant in the State of Florida.

Appointment of New Directors

The agreement among the purchasing shareholders provides that, subject to compliance with applicable law, Guy Peckham will be appointed to the Board of Directors. Set forth below is certain information with respect to the new director:

Guy Peckham, age 43, has been appointed as the sole officer and director of Salty's Warehouse. Mr. Peckham's appointment as sole director is effective ten days after this Schedule 14f-1 is mailed to our shareholders.

Mr. Peckham brings a strong foundation of both operational experience and financial discipline to the Company. Mr. Peckham successfully built Canadian based Goodlife Brands into a CAD$128,000,000 business in annual sales employing over 550 employees across Canada before selling it in 2001. His responsibilities at Goodlife included the day to day management of the organization, developing and implementing strategies, preparing and reporting budgets and monthly/ quarterly results to the board of directors, recruitment of the executive and senior management team, the purchase and disposal of major assets as well as negotiating major purchase agreements with suppliers and sales programs with major customers. Mr Peckham developed the vision to consolidate a fragmented distribution market, by acquiring and merging and developing strategic alliances with other players in the market thus allowing the Goodlife to gain tremendous market share in a short period of time.

After negotiating the sale of GoodLife Brands, Mr. Peckham stepped in as an executive director with the Calneva Financial Group an integrated financial advisory firm specialized in linking high growth China based companies with foreign capital markets. Since joining Calneva he has split his time between Canada and China preparing candidate companies for public and private financing events. Mr. Peckham has worked with Shanghai-based online gaming company T2 and Shanghai-based digital signage network provider i-level Media Group.

EDUCATION:
No formal degrees conferred.

RECENT EMPLOYMENT:
2003-2005
Management Consultant /T2CN Holdings Ltd/T2 Entertainment (China)Ltd
Worked with management and Founders in structuring business for public markets in North America.Worked with founders in hiring key management personal and negotiating successful license agreements for new game business. Worked with BDO Dunwoody in audit needs for public listing. Worked with China and US law firms to successfully acquire and invest in complementary business units for company.
Coordinated and managed capital raise for company of 5.9 million US to help grow company to one of top five in China.
2001-2003
Owner/Director of Finance/Calgary Roughnecks Lld.
Helped management and founders restructure company and implement growth plans in order to put company into profitable situation.

1999 – 2001
President / Owner Goodlife Brands ltd.

Sales Volume: $128,000,000
Employees: 550
Facilities: Ice Cream Plant Neepawa, Distribution Center Winnipeg, 21 Depots in Western Canada and Maritimes
Equipment: 210 Delivery Trucks

The Company:
Goodlife Brands Ltd. was made up of 2 divisions (Goodlife Foods and McSweeney's Plus Distribution). McSweeney's Plus Distribution was the largest distributor of refrigerated snack foods in Western Canada and the Maritimes. Products included Beef Jerk, Pepperoni, Cooked Deli Meats, Cheese, Pastries and Sandwiches. The majority of the items were marketed and sold under the McSweeney's brand. Major customers included Shell Oil, Irving Oil, and Petro Canada, 7/Elven and Macs.
Goodlife Foods was formerly known as Schwans Canada. Goodlife foods offered Western Canada customers direct to home gourmet frozen, entries, desserts and ice cream.

Responsibilities:
Responsibilities included the day to day management of the organization. Developing and implementing the strategic and business plan. Preparing and reporting budgets and monthly/ quarterly results to the board of directors. Recruitment of the executive and senior management team. Purchase and disposal of major assets. Negotiate major purchase agreements with suppliers. Negotiate sales programs with major customers.

Key Accomplishments:
Grew McSweeney's Plus distribution from $700,000 in 1995 to over $43,000,000 in 2001. Developed the vision to consolidate the fragmented Convenience store distribution market, by acquiring and merging and developing strategic alliances with other players in the market. Thus allowing McSweeney's the opportunity to service large corporate clients and gain tremendous market share in a short period of time.

Successfully completed the purchase of Swhans Canada in 2000. Successfully merged Schwans and McSweeney's to create Goodlife Brands Ltd. Developed the infrastructure to support the growth of McSweeney's and merger of Schwans. Launched Goodlife Foods to Western Canadian Consumers within 3 months of purchase.

Involvement in certain legal proceedings
During the past five years Mr. Peckham has not been a party to or executive officer of an entity that has filed any Bankruptcy petitions. Mr. Peckham in not been convicted nor involved in any current criminal proceedings. Nor has Mr. Peckham been held to have violated any State or Federal Securities laws.

There are no familial relationships among the officers and directors, nor are there any arrangements or understanding between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

Compensation agreements
The Company has not executed a compensation agreement with Mr. Peckham at this time.

Certain Relationships and Related Transactions

Earl T. Shannon and Steven W. Hudson are "promoters" of Salty's Warehouse as defined by the SEC. The only items of value received by them from Salty's Warehouse were the shares of common stock formerly owned by them. Earl T. Shannon and Steven W. Hudson each currently own 5,250,000* shares of common stock of Salty's Warehouse for a total of 10,500,000* shares representing in the aggregate 57% of the issued and outstanding stock. These shares of common stock, having been increased due to two forward stock splits by Salty's Warehouse, were originally issued upon the redemption of shares held by Mr. Shannon and Mr. Hudson in Nucotec, Inc., the parent organization of Salty's Warehouse from May 10, 2002 through March 19, 2004.

* After a 5 for 1 forward split on October 25, 2005.

Appointment of New Directors

Ten days following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our Shareholders, our current directors will appoint Guy Peckham as the sole director of the Company. The current directors will resign as directors effective as of the appointment of the new directors.

Board of Directors Information

The Board of Directors of the Company held three meeting during the last fiscal year. All directors attended all Board of Directors' meetings. No director resigned or declined to stand for re-election due to a disagreement on any matter relating to the Company's operations, policies or practices.

The Company does not have an audit, nominating or compensation committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2005, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

EXECUTIVE COMPENSATION
Summary Compensation Table

The following table sets forth the total compensation earned by or paid to our executive officers for the last three fiscal years.

| | | | | | | **LONG TERM COMPENSATION** | | | |
| | | | **ANNUAL COMPENSATION** | | | **Awards** | | **Payouts** | |
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Earl T. Shannon,	2005	$ 0	$ 0	$ 0	$ 0	0	$ 0	$ 0
President and	2004	$ 0	$ 0	$ 0	$ 0	136,200	$ 0	$ 0
Secretary	2003	$ 0	$ 0	$ 0	$ 0	0	$ 0	$ 0
Steven W.	2005	$ 0	$ 0	$ 0	$ 0	0	$ 0	$ 0
Hudson, Vice	2004	$ 0	$ 0	$ 0	$ 0	136,200	$ 0	$ 0
President	2003	$ 0	$ 0	$ 0	$ 0	0	$ 0	$ 0
Scott W.	2005	$ 0	$ 0	$ 0	$ 0	0	$ 0	$ 0
Bodenweber, Chief	2004	$ 0	$ 0	$ 0	$ 9,000	27,600	$ 0	$ 0
Financial Officer(1)	2003	$ 0	$ 0	$ 0	$ 0	0	$ 0	$ 0

None of our officers or directors are currently receiving any cash compensation for their services.   However, in order to compensate our officers, we enacted an Incentive and Nonstatutory Stock Option Plan on July 1, 2004. Our stock option plan has a total of 3,000,000 shares reserved for issuance as stock options. All issued options are 100% vested. Other than our stock option plan, we do not currently have any arrangements or contracts pursuant to which our directors are compensated for any services, including any additional amounts payable for committee participation or special assignments.   No such arrangements were in effect between the Company and its directors for the Company's completed last fiscal year, either. As of the date of this prospectus, we have issued the following stock options:

Date Issued	Optionee Name	Number of Options	Exercise Price	Expiration Date
07/01/04	Earl T. Shannon	136,200	$ 0.055	07/01/14
07/01/04	Steven W. Hudson	136,200	$ 0.055	07/01/14
07/01/04	Scott W. Bodenweber	27,600	$ 0.05	07/01/14
TOTAL		300,000		

Indemnification of Directors and Officers

The laws of the State of Florida and our Bylaws provide for indemnification of our directors for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Salty's Warehouse, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Salty's Warehouse has been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933(the "Act") is against public policy as expressed in the Act and is, therefore, unenforceable.

Compensation of Directors

Directors of the Company do not receive any cash compensation, but are entitled to reimbursement of their reasonable expenses incurred in attending directors' meetings.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2006

Salty's Warehouse, Inc.

/s/ Guy Peckham
BY: Guy Peckham
ITS: President, Secretary and CFO
Principal Executive Officer
Principal Financial Officer